Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

October 24, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Allyme Holding, Inc.

Registration Statement on Form S-1

Filed August 27, 2018

File No. 333-227025

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to Registration Statement on Form S-1 for Allyme Holding, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission received September 20, 2018 (the “Comment Letter”) in response to the filing of the Amendment Registration Statement on Form S-1 in August 2018. The comments and our responses below are sequentially numbered and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1.	We note that your assets appear to consist primarily of cash, and your operations appear to have been nominal since your most recent change of control in May 2018. We further note your disclosure regarding the agreements to provide advisory services into which you have entered and that you expect to generate revenues from fees derived from these contracts; however, your disclosure indicates that you have generated no revenues to date. As such, it appears that you may be a shell company pursuant to Rule 405 of the Securities Act. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact of the unavailability of Rule 144 on your ability to attract additional capital.

Response: In consideration of the comments received from the Staff of the Commission, the Company disagrees with the suggestion that it is still a “shell company” because it has more than “nominal operations” at the present time.

Under Rule 405, the term “shell company” means a registrant that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets. In the present case, the Company is not a “shell company” within the meaning of Rule 405 for the following reasons:

The Company is engaging in bona fide business operations constituting more than “nominal” operations by engaging in activities conducted for the purpose of generating profits. Specifically, as evidenced by the referenced client consulting agreements, the Company conducts bona fide business operations related to the provision of management consulting services and is currently rendering those services to the clients engaged under the referenced client consulting agreements. To date, the Company has received $20,000 in fees for its services under the referenced client consulting agreements, which has been recorded in its financial statements as “other income.”

Plan of Distribution

Resales of the Securities under State Securities Laws, page 7

2.	We note your disclosure in this section stating that “[r]esales of the Shares in the secondary market will be made pursuant to Section 4(a)(1) of the Securities Act . . . .” We further note your disclosure elsewhere that the selling shareholders are deemed to be statutory underwriters. Please revise your disclosure in this section to clarify that you are referring to resales following the resales registered on this registration statement.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures in the referenced section to clarify that it is referring to resales following the resales registered on the registration statement.

The Business

Plan of Operations, page 12

3.	We note your disclosure that you plan to generate revenue from commission on sales and commission on financing, in addition to fees for financial and marketing consultancy services and monthly subscriptions for ongoing services. We further note your description of the company elsewhere, including on page 1, as a “marketing and management consulting company that provides advisory services.” Please revise to describe in more detail how you expect to generate revenue from commissions on sales and financing. Additionally, we note your disclosure in this section that you plan to acquire, merge, and provide financial assistance to small and medium sized enterprises. Please revise to describe in more detail the types of companies you expect to acquire and merge and the types of financial assistance you expect to provide. Refer to Item 101(h) of Regulation S-K.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to describe in more detail how it expects to generate revenue from commissions on sales and financing. Further, the Company has revised its disclosures to clarify that it will be providing consulting services to clients facilitate potential mergers and acquisitions. The Company does not plan to merge or acquire any companies at this time and has revised its disclosures accordingly.

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The Market – Management Consulting Industry, page 12

4.	We note your description of the market for investment management services. Please clarify whether you expect to provide investment management services. We may have further comment.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to remove reference to the provision of investment management services. The Company’s services are limited to providing management consulting and marketing services. The Company does not plan to provide investment management services at this time and has revised its disclosures accordingly.

Marketing Strategy, page 13

5.	We note your disclosure that you plan to “provide for the distributions of products through major online marketplaces, such as Amazon and eBay.” Please revise to provide more detail regarding the distribution services and products you expect to provide. Refer to Item 101(h) of Regulation S-K.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to remove reference to the “distributions of products through major online marketplaces, such as Amazon and eBay” because the Company is not engaged in the business of selling and distributing products; provided, the Company will provide consulting services advising its clients as to the marketing and distribution of their products through major online marketplaces and has revised its disclosures accordingly.

The Company

Relationship with Tiber Creek Corporation, page 15

6.	We note your disclosure regarding your relationship with Tiber Creek Corporation. Please revise to clarify whether Tiber Creek Corporation provided any services to you and whether it continues to provide services to you, including describing such services. In addition, please disclose whether Tiber Creek Corporation was paid for those services and whether you have any continuing obligation or liability for those services.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to clarify whether Tiber Creek Corporation provided any services to the Company, whether it continues to provide services to the Company, including describing such services, and whether Tiber Creek Corporation was paid for those services and whether the Company has any continuing obligation or liability for those services. Specifically, and for purposes of clarification, Tiber Creek continues to provide the services under the referenced agreement, which include providing legal services related to the preparation of the instant registration statement; provided, the Company does not have any continuing liability under the referenced agreement because the fees have been paid in full.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 19

7.	We note your disclosure on this page that you have sold a total of 731,667 shares to date for total gross proceeds of $225,500. We further note your disclosure in this section that “[m]anagement anticipates a total capital raise between $30M USD over the course of the following four consecutive quarters . . . .” Please describe the expected source(s) of this anticipated capital raise.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to remove the references to “a total capital raise between $30M USD” over the course of the following four consecutive quarters in order to avoid confusion.

Certain Relationships and Related Transactions, page 24

8.	We note your disclosure regarding the amounts due to related parties. Please revise to clarify the amounts that are due to Zilin Wang and Chunyu Jiang, respectively. Refer to Item 404(d) of Regulation S-K.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to clarify the amounts that are due to Zilin Wang and Chunyu Jiang, respectively.

Item 15. Recent Sales of Unregistered Securities, page II-1

9.	Please revise your disclosure to identify the exemption from registration claimed for each transaction described in this section. Refer to Item 701(d) of Regulation S-K.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to identify the exemption from registration claimed for each transaction described in the referenced section.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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